Exhibit 12.1
INTEL CORPORATION
STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Three Months Ended
	April 1, 2006	April 2, 2005
Income before taxes	$1,874	$3,151
Adjustments:
Add fixed charges	38	16
Subtract interest capitalized	(19)	—

Income before taxes and fixed charges	$1,893	$3,167

Fixed charges:
Interest	$7	$2
Capitalized interest	19	—
Estimated interest component of rental expense	12	14

Total	$38	$16

Ratio of earnings before taxes and fixed charges, to fixed charges	50	198